Exhibit 21.1

Subsidiaries of Alarm.com Holdings, Inc.

Name	Jurisdiction of Incorporation
Alarm.com Incorporated	Delaware
EnergyHub, Inc.	Delaware
WH Interactive, LLC	Delaware
PointCentral, LLC	Delaware
Onabridge Technologies, LLC	Delaware
Argus Systems Holdings, LLC	Delaware
Building 36 Technologies, LLC	Delaware
JTT Investment Partners, LLC	Georgia
Alarm.com International Holdings, LLC	Delaware
Five Interactive, LLC	Delaware
Qolsys, Inc.	Delaware
TFN Investments, LLC	Utah
Tech Force National, LLC	Utah